UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

             OMB APPROVAL
OMB Number:                    3235-0058
Expires:                    May 31, 1997
Estimated average burden
hours per response . . . . . . .    2.50
              SEC FILE NUMBER:
                   0-13042
                CUSIP NUMBER:
                 4566D 10 4


(CHECK ONE):  [ ]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K  [X]  Form 10-Q
                     [ ]  Form N-SAR

                     For Period Ended: October 31, 1997
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:____________________________

  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a aportion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Infinite Graphics Incorporated
Full Name of Registrant

Former Name if Applicable

4611 East Lake Street
Address of Principal Executive Office (STREET AND NUMBER)

Minneapolis, MN    55406
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;

    (b) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's second-quarter report for fiscal 1998 cannot be filed by December 15, 1997, without unreasonable effort or expense because the consolidated second-quarter financial statements and related discussion and analysis by management will not be available by that date. Scheduling difficulties and subsequent events have delayed final review and approval of these documents.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                        SEC 1344

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Jim Belfiori                 612                 728-1322
      ---------------------------     -------------    -----------------------
               (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the quarter ended October 31, 1996, the Registrant reported unaudited sales of $1,467,000 and net profit of $78,000, or $0.03 per share. For the quarter ended October 31, 1997, the Registrant expects to report decreased sales resulting in a net loss for the quarter. Management believes that decreased sales were largely a result of the loss of several service customers which put in their own capabilities and delays in the release of a new software product. For the reasons discussed in the Registrant's response to Part III of this Form, a reasonable estimate of results for the quarter is not available at this time.

                         Infinite Graphics Incorporated
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 12, 1997                  By   /S/ CLIFFORD F. STRITCH
                                           Clifford F. Stritch
                                           Chief Executive Officer